Exhibit 99.1

IsoTis OrthoBiologics and PLUS Orthopedics in Global Distribution Agreement

LAUSANNE, Switzerland, IRVINE, CA, USA – September 6, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today announced it has entered into a 3 year non-exclusive worldwide distribution agreement of its well-established demineralized bone matrix products DynaGraft® II and OrthoBlast® II with Lifetek LLC and Endoplant AG, two subsidiaries of PLUS Orthopedics Holding AG. The IsoTis products will be marketed and sold by Lifetek OrthoBiologics under the brand names Nexus and Nexus IC. European distribution will be primarily through the PLUS Sales Organization. Sales in other countries will be handled by Lifetek OrthoBiologics directly or through third-party distributors. The Nexus Products were launched internationally last week at the worldwide SICOT meeting in Istanbul, Turkey.  Financial details were not disclosed.

Lifetek OrthoBiologics, a global manufacturer and distributor of human tissue products used in orthopedic and neurosurgery, was established in 2002.  Michael Evertsen, Chief Executive Officer of Lifetek, said “We are excited about this agreement as it gives us the ability to market products that have proven over time to be of high quality, efficacy, and safety”. He went on to say “The Nexus and Nexus IC product line will give us access to the growing DBM market and an important opportunity to expand our product offering to surgeons”.

PLUS Orthopedics AG, a globally operating, privately held orthopedics company, is the manufacturer of implant systems for the hip, knee and shoulder joints, as well as advanced Surgical Navigation Systems and products for the treatment of orthopedic trauma. Headquartered in Rotkreuz, Switzerland, the Company has succeeded in building a strong commercial presence in the European and international markets in a little over ten years, achieving revenues exceeding CHF 285 million in 2004. PLUS Orthopedics has subsidiaries in the main European markets, the US, China, and Japan, and is represented by distributorships in more than 10 other markets in Eastern and Northern Europe, the Middle East, the Far East and Africa.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “IsoTis is pleased to continue building its relationships with premier orthopedic companies such as PLUS Orthopedics and its subsidiaries, with which we share the vision of innovation, education, and optimal patient care. These relationships strengthen our global growth strategy, which is based on a dual approach of focusing our own marketing effort on further growing our innovative Accell product line through the IsoTis OrthoBiologics distributor networks in the US and internationally, while reinforcing our successful first generation franchise with selected private label agreements.”

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

PLUS Orthopaedics is a globally operating company, and the manufacturer of implant systems for the hip, knee and shoulder joints, as well as products for the treatment of orthopedic trauma. PLUS Orthopaedics is currently the leading cementless hip prosthesis company in Europe. Endoplant AG and Lifetek LLC are subsidiaries of PLUS Orthopedics based respectively in Switzerland and the USA. For more information visit the company’s web site at www.plusortho.com.

For information contact:
Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).